The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated March 23, 2010
PROSPECTUS Dated December 23, 2008	Pricing Supplement No. 349 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-156423
Dated December 23, 2008	Dated March , 2010
Rule 424(b)(2)

$
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Knock-Out Notes Based on the S&P GSCITM Excess Return Index due April 7, 2011
Unlike ordinary debt securities, the Knock-Out Notes Based on the S&P GSCITM Excess Return Index due April 7, 2011, which we refer to as the notes, do not pay interest and do not guarantee the return of any principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash that will vary depending upon the index closing value of the S&P GSCITM Excess Return Index, which we refer to as the underlying index, on the valuation date and during the observation period.  If the index closing value does not decline, as compared to the initial index value, by more than 20% on any index business day during the observation period, you will receive a return at maturity that is the greater of (a) the contingent minimum return of 5.00% and (b) the index return, subject to the maximum payment at maturity.  If the index closing value declines by more than 20% on any index business day during the observation period, the payment at maturity will be solely based on the index return, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the underlying index over the term of the notes.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes are subject to the credit risk of Morgan Stanley.
•	The stated principal amount and original issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	At maturity, you will receive for each $1,000 stated principal amount of notes that you hold:
º
if a knock-out event (as defined below) has not occurred during the observation period, an amount in cash equal to the stated principal amount plus a return equal to the stated principal amount times the greater of (i) the contingent minimum return and (ii) the index return, subject to the maximum payment at maturity, or

º
if a knock-out event has occurred during the observation period, an amount in cash equal to the stated principal amount plus the stated principal amount times the index return, subject to the maximum payment at maturity.  If a knock-out event occurs during the observation period, you will lose some or all of your investment if the final index value has declined from the initial index value.  There is no minimum payment at maturity.

•
A knock-out event occurs if, on any index business day during the observation period, the index closing value has decreased, as compared to the initial index value, by more than the knock-out buffer amount.

•
The observation period will be the period that includes each index business day from and including the first index business day following the day we price the notes for initial sale to the public, which we refer to as the pricing date, to and including the valuation date, on which a market disruption event does not occur.

•	The knock-out buffer amount is 20%.
•	The maximum payment at maturity is $1,190 per note (119% of the stated principal amount).
•	The contingent minimum return is 5.00%.
•	The index return is equal to following formula:
final index value - initial index value initial index value
•	The initial index value will equal the official settlement price of the underlying index, as published by the index publisher or its successor, on the pricing date.
•
The final index value will equal the official settlement price of the underlying index, as published by the index publisher or its successor, on April 4, 2011, which we refer to as the valuation date, subject to postponement for non-index business days and certain market disruption events.

•	Investing in the notes is not equivalent to investing directly in the underlying index or its underlying commodities contracts.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482LE2. The ISIN for the notes is US617482LE25.
You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)
Certain fiduciary accounts will pay a purchase price of $    per note, and the placement agents with respect to sales made to such accounts will forgo any fees. See “Description of Notes—Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

(2)
J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents will receive from sales to accounts other than such fiduciary accounts. See “Description of Notes—Supplemental Information Concerning Plan of Distribution” in this pricing supplement for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the agents or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Each agent and each dealer represents and agrees that it will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Knock-Out Notes Based on the S& P GSCITM Excess Return Index due April 7, 2011, which we refer to as the notes, we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes offered are medium-term debt securities of Morgan Stanley.  The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity that will vary based on the index closing value on the valuation date and during the observation period. The observation period will be the period that includes each index business day from and including the first index business day following the pricing date to and including the valuation date on which a market disruption event does not occur.  The notes do not guarantee the return of any principal at maturity and any payments on the notes are subject to the credit risk of Morgan Stanley.

“S&P GSCITM” is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.

Each note costs $1,000
We, Morgan Stanley, are offering the Knock-Out Notes Based on the S&P GSCITM Excess Return Index due April 7, 2011, which we refer to as the notes.  The stated principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agents’ commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes.  See “Risk Factors—The inclusion of commissions and projected profit of hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

The notes do not guarantee repayment of any principal at maturity; no interest
Unlike ordinary debt securities, the notes do not pay interest and do not guarantee the repayment of any of the principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash that will vary depending upon the index closing value on the valuation date and during the observation period.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.  There is no minimum payment at maturity.  If the index closing value decreases by more than the knock-out buffer amount of 20% from the initial index value on any index business day during the observation period and the index closing value has not recovered from that decrease so that the final index value is less than the initial index value, you will lose some or all of your investment in the notes.

The initial index value will equal the official settlement price of the underlying index, as published by the index publisher or its successor, on the day we price the notes for initial sale to the public, which we refer to as the pricing date.

The final index value will equal the official settlement price of the underlying index, as published by the index publisher or its successor, on April 4, 2011, which we refer to as the valuation date.

The observation period will be the period that includes each index business day from and including the first index business day following the pricing date to and including the valuation date, on which a market disruption event does not occur.

Payment at maturity depends on the index closing value on the valuation date and during the observation period
At maturity, you will receive for each note that you hold an amount in cash that will vary depending on the index closing value on the valuation date and during the observation period, as described below.

A knock-out event will occur if on any index business day during the observation period, the index closing value declines, as compared to the initial index value, by a percentage that is greater than the knock-out buffer amount of 20%.

•
If a knock-out event has not occurred during the observation period, you will receive for each note that you hold a payment at maturity that will be greater than the stated principal amount.  This payment will be equal to the stated principal amount plus the stated principal amount times the greater of (a) the contingent minimum return and (b) the index return, subject to the maximum payment at maturity of $1,190 per note, where

contingent minimum return	=	5.00%

index return	=	final index value – initial index value initial index value

•
If a knock-out event has occurred during the observation period, the notes will be exposed on a 1 to 1 basis to the performance of the underlying index over the term of the notes as measured on the valuation date and, if the final index value is less than the initial index value, the notes will pay less, and possibly significantly less, than the stated principal amount.  This payment will be equal to:

stated principal amount + (stated principal amount x index return), subject to the maximum payment at maturity

Accordingly, where the final index value has decreased from the initial index value, the payment at maturity will be less than the stated principal amount of $1,000 by an amount proportionate to the percentage decrease in the index closing value.  There is no minimum payment at maturity, and accordingly, you could lose your entire investment.  In this scenario, the notes will only pay more than the stated principal amount if the index closing value recovers from its level when the knock-out event occurred so that the final index value is higher than the initial index value.

All payments on the notes are subject to the credit risk of Morgan Stanley.

On PS-6, we have provided a chart titled “Hypothetical Payouts on the Notes at Maturity,” which illustrates the performance of the notes at maturity over a range of hypothetical percentage changes in the index closing value.  The chart does not show every situation that can occur.

You can review the historical values of the underlying index in the section of this pricing supplement called “Description of Notes—Historical Information” starting on PS-23.  You cannot predict the future performance of the underlying index based upon its historical performance.

Investing in the notes is not equivalent to investing directly in the underlying index or in the commodities contracts underlying the underlying index.
Postponement of maturity date
If, due to a market disruption event or otherwise, the determination of the final index value is postponed so that it occurs less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the date the final index value is determined.  See “Description of Notes—Valuation Date.”

Your participation in any increase in the index closing value is limited by the maximum payment at maturity
The positive return investors may realize on the notes if the final index value is greater than the initial index value is limited by the maximum payment at maturity of $1,190 per note, or 119% of the stated principal amount.  The maximum payment at maturity applies to the notes whether or not a knock-out event occurs.  Accordingly, even if the final index value is substantially greater than the initial index value, your payment at maturity will not exceed $1,190 per note, or 119% of the stated principal amount.  See “Hypothetical Payouts on the Notes at Maturity” on PS-6.

Morgan Stanley Capital Group Inc. will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), the trustee for our senior securities.  As calculation agent, MSCG will determine the initial index value, the final index value, whether a knock-out event or a market disruption event has occurred and the payment that you will receive at maturity.

You may revoke your offer to purchase the notes prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

Where you can find more information on the notes
The notes are senior unsecured securities issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the notes, you should read the section of this pricing supplement called “Description of Notes.”  You should also read about some of the risks involved in investing in the notes in the section of this pricing supplement called “Risk Factors.”  The tax and accounting treatment of investments in commodity-linked securities such as the notes may differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or call us at (800) 233-1087.

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

      The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the contingent return of 5.00% and the maximum payment at maturity of $1,190 per note (a return of 19% on the notes) and assume an initial index value of 400.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Index Value	Index Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
720	80.00%	19.00%	19.00%
640	60.00%	19.00%	19.00%
600	50.00%	19.00%	19.00%
560	40.00%	19.00%	19.00%
520	30.00%	19.00%	19.00%
480	20.00%	19.00%	19.00%
476	19.00%	19.00%	19.00%
460	15.00%	15.00%	15.00%
440	10.00%	10.00%	10.00%
420	5.00%	5.00%	5.00%
410	2.50%	5.00%	2.50%
400	0.00%	5.00%	0.00%
380	-5.00%	5.00%	-5.00%
360	-10.00%	5.00%	-10.00%
340	-15.00%	5.00%	-15.00%
320	-20.00%	5.00%	-20.00%
316	-21.00%	N/A	-21.00%
300	-25.00%	N/A	-25.00%
280	-30.00%	N/A	-30.00%
240	-40.00%	N/A	-40.00%
200	-50.00%	N/A	-50.00%
160	-60.00%	N/A	-60.00%
120	-70.00%	N/A	-70.00%
80	-80.00%	N/A	-80.00%
40	-90.00%	N/A	-90.00%
0	-100.00%	N/A	-100.00%
(1)  The index closing value has not declined, as compared to the initial index value, by more than 20% on any index business day during the observation period.
(2)  The index closing value has declined, as compared to the initial index value, by more than 20% on any index business day during the observation period.

The following examples illustrate how the payment at maturity on the notes is calculated.

Example 1: A knock-out event HAS occurred, and the index closing value decreases from the initial index value of 400 to a final index value of 200.  Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return of 5.00% and is therefore exposed to the negative performance of the underlying index on a 1 to 1 basis.  The investor receives a payment at maturity based on the index return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A knock-out event HAS occurred, and the index closing value increases from the initial index value of 400 to a final index value of 410.  Because a knock-out event has occurred, the investor does not receive the benefit of the contingent minimum return of 5.00% and is therefore exposed to the performance of the underlying index on a 1 to 1 basis.  The investor receives a payment at maturity based on the index return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%)  = $1,025

Example 3:  A knock-out event has NOT occurred, and the index closing value increases from the initial index value of 400 to a final index value of 520.  Because the index return of 30% would result in a payment at maturity that is greater than the maximum payment at maturity, the investor receives the maximum payment at maturity of $1,190 per note.

Example 4:  A knock-out event has NOT occurred, and the index closing value increases from the initial index value of 400 to a final index value of 440.  Because the index return of 10% is greater than the contingent minimum return of 5.00%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.00%)  = $1,100

Example 5:  A knock-out event has NOT occurred, and the index closing value increases from the initial index value of 400 to a final index value of 410.  Because a knock-out event has not occurred and the index return of 2.50% is less than the contingent minimum return of 5.00%, the investor receives the benefit of the contingent minimum return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

Example 6:  A knock-out event has NOT occurred, and the index closing value decreases from the initial index value of 400 to a final index value of 380.  Because a knock-out event has not occurred and the index return of -5% is less than the contingent minimum return of 5.00%, the investor receives the benefit of the contingent minimum return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

RISK FACTORS

The notes are not secured debt, are riskier than ordinary debt securities, do not pay any interest and, unlike ordinary debt securities, do not guarantee the return of any principal at maturity. In addition, the return on the notes is limited by the maximum payment at maturity.  Investing in the notes is not equivalent to directly investing in the underlying index or in the commodity contracts underlying the underlying index. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

The notes do not pay interest or guarantee a return of any principal at maturity
The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a knock-out event occurs you will be fully exposed to any decline in the value of the underlying index.  If a knock-out event has occurred and the final index value is less than the initial index value, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

You will lose the benefit of the contingent minimum return if a knock-out event occurs
If a knock-out event occurs, the payment at maturity will be limited to the performance of the underlying index and you will lose the benefit of the contingent minimum return.  As a result, you will be exposed on a 1 to 1 basis to any decline in the underlying index.

Your appreciation potential is limited
The appreciation potential of the notes will be limited by the maximum payment at maturity whether or not a knock-out event occurs.  The payment at maturity will never exceed the maximum payment at maturity even if the final index value is substantially greater than the initial index value.

The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes
You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

Market price of the notes may be influenced by many unpredictable factors
Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co, may be willing to purchase or sell the notes in the secondary market.  We expect that generally the index closing value on any day will affect the value of the notes more than any other single factor.  However, because the payout on the notes is not directly correlated to the underlying index, the notes will trade differently from the underlying index.  Other factors that may influence the value of the notes include:

•	the expected volatility of the underlying index and its underlying futures contracts;
•	whether or not a knock-out event has occurred;
•	the market price of the physical commodities upon which the futures contracts underlying the underlying index are based;
•	interest and yield rates in the market;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect commodities markets generally and which may affect the index closing value;
•	the time remaining until the maturity of the notes; and
•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial loss if the underlying index has declined and especially if a knock-out event has occurred or is likely to occur in light of the then-current index closing value.

You cannot predict future index closing values based on the historical levels of the underlying index.  The index closing value may decrease by more than the knock-out buffer amount during the observation period such that you will be exposed on a 1 to 1 basis to any decline in the value of the underlying index and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the final index value will increase or that a knock-out event will not occur so that you will receive at maturity an amount that is greater than the principal amount of your investment.

Investments linked to commodities are subject to sharp fluctuations in commodity prices
Investments, such as the notes, linked to the prices of commodities, are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the level of the underlying index and the value of your notes in varying and potentially inconsistent ways.  As a result of these or other factors, the level of the underlying index may be, and has been, highly volatile (see the section entitled “Description of Notes—Historical Information” on PS-23 below).

Not equivalent to investing in the underlying index	Investing in the notes is not equivalent to investing in the underlying index or the commodities contracts that underlie the underlying index.
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the notes
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying index and, therefore, the value of the notes.

Higher future prices of the underlying index commodities relative to their current prices may adversely affect the value of the underlying index
The underlying index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may and the value of the notes
specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the underlying index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, the value of the notes.

Adjustments to the underlying index could adversely affect the value of the notes
Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc. (“S&P”), as the publisher of the underlying index, may add, delete or substitute the commodity constituting the underlying index or make other methodological changes that could change the value of the underlying index.  S&P may discontinue or suspend calculation or publication of the underlying index at any time.  Any of these actions could adversely affect the value of the notes.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

The notes are linked to an excess return index and not a total return index
The notes are linked to an excess return index and not a total return index.  An excess return index, such as the underlying index, reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index.  By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

The notes will not be listed and secondary trading may be limited
The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes
One or more of our subsidiaries expect to carry out hedging activities related to the notes, swaps or futures contracts on the underlying index and on the commodity contracts underlying the underlying index.  Some of our subsidiaries also trade financial instruments related to the underlying index on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the initial index value and, as a result, could increase the level at which the underlying index closing value must remain above for a knock-out event to not occur and could increase the level at which the underlying index must be on the valuation date before you would receive a payment at maturity that exceeds the stated principal amount on the notes if a knock-out event were to occur.

Additionally, such hedging or trading activities during the term of the notes could potentially affect the index closing value, including the index closing value during the observation period and on the valuation date, and whether a knock-out event occurs, and, accordingly, the amount of cash you will receive upon a sale of the notes or at maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging the issuer’s obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.   These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The calculation agent, which is a subsidiary of the issuer, will make determination with respect to the notes
As calculation agent, MSCG will determine the initial index value, the final index value and whether a knock-out event or a market disruption event has occurred, and will calculate the amount of cash you receive at maturity, if any.  Any determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the index closing value in the event of a market disruption event, may adversely affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Notes—Market Disruption Event.”

Although the U.S. federal income tax consequences of an investment in the notes are uncertain, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.    If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income.  We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 Stated Principal Amount of our Knock-Out Notes Based on the S&P GSCITM Excess Return Index due April 7, 2011.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Pricing Date	March 26, 2010

Original Issue Date (Settlement Date)	April 1, 2010 (4 Business Days after the Pricing Date)

Maturity Date	April 7, 2011, subject to extension if the determination of the Final Index Value is postponed in accordance with the definition of Valuation Date below.

If, due to a Market Disruption Event or otherwise, the determination of the Final Index Value is postponed so that it occurs less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second Business Day following the date the Final Index Value is determined.  See “––Valuation Date” below.

Underlying Index	S&P GSCITM Excess Return Index

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per Note

Original Issue Price	$1,000 per Note

CUSIP Number	617482LE2

ISIN Number	US617482LE25

Denominations	$1,000 and integral multiples thereof

Payment at Maturity	You will receive for each $1,000 Stated Principal Amount of Notes that you hold a Payment at Maturity equal to:

•
if a Knock-Out Event has not occurred during the Observation Period, an amount equal to the Stated Principal Amount plus the Stated Principal Amount times the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Payment at Maturity; or

•
if a Knock-Out Event has occurred during the Observation Period, an amount equal to the Stated Principal Amount plus the Stated Principal Amount times the Index Return, subject to the Maximum Payment at Maturity.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash, if any, to be delivered with respect to each Note, on or prior to 10:30

a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on or prior to the Maturity Date.  We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Knock-Out Event	A Knock-Out Event occurs if, on any day during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount.

Observation Period
The period that includes each Index Business Day from and including the first Index Business Day following the Pricing Date to and including the Valuation Date on which no Market Disruption Event occurs.  The Observation Period will extend to the date on which the Final Index Value is determined if such date is postponed in accordance with the definition of Valuation Date below.

Contingent Minimum Return	5.00%

Index Return	A fraction, the numerator of which is the Final Index Value minus the Initial Index Value and the denominator of which is the Initial Index Value, as described by the following formula:

Knock-Out Buffer Amount	20%

Maximum Payment At Maturity	$1,190 per Note (119% of the Stated Principal Amount)

Initial Index Value
         , which is the Index Closing Value on the Pricing Date, provided, that if the Pricing Date is not an Index Business Day or if a Market Disruption Event occurs on that date, the Initial Index Value will be, subject to the succeeding paragraph below, the Index Closing Value on the next Index Business Day on which no Market Disruption Event occurs.

If there is a Market Disruption Event on the Pricing Date, the Initial Index Value will be determined in accordance with the mechanics described in the second paragraph under “––Index Valuation Date” below.

If the Initial Index Value as finally published by the Index Publisher, as determined by the Calculation Agent, differs from any Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Final Index Value	The Index Closing Value on the Valuation Date, as determined by the Calculation Agent.

Index Closing Value	On any day, the official settlement price of the Underlying Index, as published by the Index Publisher or its successor on such day.

Reuters and various other third party sources may report the official settlement price of the Underlying Index. If any such reported price differs from that as determined by the Index Publisher or its successor, the official settlement price published by the such Index Publisher or successor will prevail.

Valuation Date
April 4, 2011; provided that if the Valuation Date is not an Index Business Day, the Valuation Date shall be the next succeeding Index Business Day; provided further that if a Market Disruption Event relating to the Underlying Index or one or more commodity contracts underlying the Underlying Index (each, an “index contract”) occurs on the Valuation Date, the Index Closing Value for the Valuation Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Underlying Index or any index contract occurs on the Valuation Date, the Calculation Agent will calculate the Index Closing Value using as a price (i) for each index contract that did not suffer a Market Disruption Event on the Valuation Date, the official settlement price of such index contract on the Valuation Date and (ii) for each index contract that did suffer a Market Disruption Event on such date, the official settlement price of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a market disruption event has occurred with respect to such index commodity on each of the three consecutive Trading Days immediately succeeding the Valuation Date, the Calculation Agent will determine the price of such index commodity for the Valuation Date on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the price of the relevant index commodity for the Valuation Date shall be the arithmetic mean of such quotations.  Quotes of Morgan Stanley & Co. Incorporated (“MS & Co.”) or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained.  If fewer than three quotations are provided as requested, the price of the relevant index commodity for such valuation date shall be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.  In calculating the Index Closing Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Underlying Index last in effect prior to the occurrence of a Market Disruption Event.

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the applicable commodity contracts.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Index Business Day	Any day on which the official settlement price of the Underlying Index is published by the Index Publisher or its successor.

Market Disruption Event
Market Disruption Event means, with respect to the Underlying Index or any index contract, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content.

Price Source Disruption
Price Source Disruption means a (i) the temporary failure of the Index Publisher to announce or publish the Index Closing Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Closing Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Underlying Index.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in any of the index contracts on the Relevant Exchange for such contract.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means (i) the permanent discontinuance of trading in any of the index contracts on the Relevant Exchange, (ii) the disappearance of, or of trading in, any of the commodities underlying the Underlying Index or (iii) the disappearance or permanent discontinuance or unavailability of the Index Closing Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Underlying Index shall not be a Disappearance of Commodity Reference Price if MSCG shall have selected a Successor Index in accordance with “—Discontinuance of the Underlying Index; Alteration of Method of Calculation.”

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Closing Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Underlying Index.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Underlying Index or any Successor Index.
Discontinuance of the Underlying Index;
Alteration of Method of
Calculation
If, following the Original Issue Date, the Index Publisher discontinues publication of the Underlying Index and the Index Publisher or another entity (including MSCG or MS & Co.) publishes a successor or substitute index that MSCG, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Underlying Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on the Index Business Day that any Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the Note, within three Business Days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the Note, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If, following the Original Issue Date, the Index Publisher ceases to publish the Underlying Index and no other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Closing Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Underlying Index and composition of the futures contracts of the Underlying Index on the last day on which the Underlying Index was published.

If the Index Publisher changes its method of calculating the Underlying Index in any material respect that the Calculation Agent determines, in its sole discretion, not to be a Material Change in Formula, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Underlying Index as if such changes or modifications had not been made and calculate any Index Closing Value in accordance with such adjustments.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the Note.

Book Entry Note or
Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book-entry securities, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))

Agents	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (also called “Placement Agents”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Final Index Value or whether a Knock-Out Event or a Market Disruption Event has occurred.  See “—Market Disruption Event” below.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as though the Index Closing Value on such date of acceleration were the Final Index Value.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Index Publisher	Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc., and any successor publisher thereof (“S&P”).

The S&P GSCITM Excess Return Index
We have derived all information regarding the S&P GSCI™ Excess Return Index contained in this pricing supplement, including, without limitation, its make-up and method of calculation from publicly available information.  The S&P GSCI™ Excess Return Index is calculated, maintained and published daily, by S&P.  The S&P GSCI™ Excess Return Index is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCI™ Excess Return Index was established in May 1991 and represents the return of a portfolio of commodity futures contracts included in the S&P GSCI™, the composition of which, on any given day, reflects the CPW and “roll weights” of the contracts included in the S&P GSCI™ (discussed below).

Value of the S&P GSCI™ Excess Return Index

The value of the S&P GSCI™ Excess Return Index on any given day is equal to the product of (i) the value of the S&P GSCI™ Excess Return Index on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made.  The value of the S&P GSCI™ Excess Return Index is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.  The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day.  In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.  Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the “roll period”).  On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

The S&P GSCI™

We have derived all information regarding the S&P GSCI™ contained in this pricing supplement, including, without limitation, its make-up and method of calculation from publicly available information.  The S&P GSCI™ is calculated, maintained and published daily by S&P.  The S&P GSCI™ is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the S&P GSCI™.  The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below.  S&P makes the official calculations of the S&P GSCI™.

The Index Advisory Committee established by S&P to assist it in connection with the operation of the S&P GSCI™ generally meets once each year to discuss the composition of the S&P GSCI™.  The Index Advisory Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™ a contract must satisfy the following eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity.

•
The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in rolls to be effected pursuant to the S&P GSCI™.

•
The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

•
The price of the relevant contract that is used as a reference or benchmark by market participants (which we refer to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™.

•
At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 AM. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded.

•
For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

•	Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the S&P GSCI™.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the NYMEX, the ICE Futures, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar & Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the LME.

Calculation of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time.

Contract Expirations

Because the S&P GSCI™ is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.”  The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, in consultation with the Index Advisory Committee, provided that each such contract must be an “active contract.”  An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P.  If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity.  The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™.  To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™.

Historical Information
The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, for each calendar quarter from January 1, 2005 to March 22, 2010.  The Index Closing Value on March 22, 2010 was 430.8062.  The graph following the table plots the historical daily Index Closing Values for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The Initial Index Value and the Final Index Value will be determined with reference to the official settlement price of the Underlying Index, as determined pursuant to “Index Closing Value” above, on the Pricing Date and Valuation Date, respectively, rather than the prices published by Bloomberg Financial Markets on such dates.  The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value during the Observation Period or on the Valuation Date.  If a Knock-Out Event occurs and the Final Index Value is less than the Initial Index Value, you will receive a Payment at Maturity that is less, and possibly significantly less, than the Stated Principal Amount of the Notes.  We cannot give you any assurance that the Index Closing Value will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the Stated Principal Amount of the Notes.  The Index Closing Values may be, and have been, extremely volatile, and we can give you no assurance that the volatility will lessen.

S&P GSCITM Excess Return Index
High and Low Daily Closing Values and Period Closing Values
January 1, 2005 through March 22, 2010
	High	Low	Period End
2005
First Quarter	720.1629	579.6564	717.1103
Second Quarter	732.0167	619.1643	679.9766
Third Quarter	839.0990	682.5061	819.0305
Fourth Quarter	814.5599	687.8838	719.4400
2006
First Quarter	752.3654	653.1993	701.5722
Second Quarter	776.8503	699.5588	739.9918
Third Quarter	768.7773	602.8251	617.2992

	High	Low	Period End
Fourth Quarter	629.3156	578.7411	582.2238
2007
First Quarter	604.8691	520.4782	604.8235
Second Quarter	616.5199	581.5083	605.5351
Third Quarter	673.9950	582.9123	667.4462
Fourth Quarter	748.0524	644.6019	738.2960
2008
First Quarter	866.8130	697.9481	807.0342
Second Quarter	1,039.0179	799.3303	1,033.9380
Third Quarter	1,067.0090	698.0684	735.0408
Fourth Quarter	724.3762	344.0600	389.1671
2009
First Quarter	420.3954	303.4977	347.5601
Second Quarter	439.9608	336.4915	414.2572
Third Quarter	433.5231	369.1424	406.7835
Fourth Quarter	455.1295	399.3358	440.9416
2010
First Quarter (through March 22, 2010)	460.4874	396.6954	430.8062

S&P GSCITM Excess Return Index
January 1, 2005 to March 22, 2010

License Agreement between S&P
and Morgan Stanley
S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Underlying Index, which is owned and published by S&P, in connection with securities, including the Notes.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (including its affiliates) (S&P, with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Underlying Index to track general agricultural commodity market performance. The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the Underlying Index and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the Underlying Index which is determined, composed and calculated by S&P without regard to the Licensee or the Notes. S&P has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Underlying Index. The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Notes have not been passed on by the Corporations as to their legality or suitability.  The Notes are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE NOTES.

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The Original Issue Price of the Notes includes the Agents’ commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in swaps and futures contracts on the commodity contracts underlying the Underlying Index.  Such purchase activity could potentially increase the Initial Index Value, and, as a result, could increase the level at which the Underlying Index must remain above for a Knock-Out Event to not occur and could increase the level at which the Underlying Index must be on the Valuation Date before you would receive a payment at maturity that exceeds the Stated Principal Amount of the Notes if a Knock-Out Event were to occur.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling swaps and futures contracts on the commodity contracts underlying the Underlying Index or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments during the Observation Period, including on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the Index Closing Value and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agents, acting as principals for their own accounts, have agreed to purchase, and we have agreed to sell, the aggregate principal amount of Notes set forth on the cover of this pricing supplement.  The Agents have agreed to act as placement agents for the Notes and will receive a fee from us that will not exceed $10.00 per Note.  The Agents propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.  After the initial offering of the Notes, the Agents may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on April 1, 2010, which will be the fourth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agents may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agents may sell more Notes than they are obligated to purchase in connection with the offering, creating a naked short position in the Notes for their own account.  The Agents must close out any naked short position by purchasing the Notes in the open market after the offering.  A naked short position in the Notes is more likely to be created if the Agents are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agents may bid for, and purchase, Notes or the commodities contracts underlying the Underlying Index in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market prices or prevent or retard a decline in the market price of the Notes.  The Agents are not required to engage in these activities, and may end any of these activities at any time.

General

No action has been or will be taken by us, the Agents or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

The Agents have each represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agents’ or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

Each Agent and each dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered “parties in interest” within the meaning of ERISA, or “disqualified persons” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds),

PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the plan involved in the transaction, and provided further that the plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many plans, the Notes may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a plan or a plan asset entity and is not purchasing such Notes on behalf of or with “plan assets” of any plan, or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes does not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to initial investors in the Notes who:

• purchase the Notes at their “issue price,”; and

• will hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;
• insurance companies;
• dealers and certain traders in securities, commodities or foreign currencies;
• investors holding the Notes as part of a hedging transaction, “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or
• persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, each Note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or courts agree with the treatment described herein.  Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes (including possible alternative treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the Notes described above.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.

Sale, Exchange or Settlement of the Notes at Maturity.  Upon a sale or exchange of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged or settled.  Subject to the discussion below about the possible application of Section 1258 of the Code, any gain or loss recognized upon sale, exchange or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Possible Application of Section 1258 of the Code

It is possible that an investment in the Notes could be treated as a “conversion transaction” under Section 1258 of the Code.  A conversion transaction is a transaction marketed or sold as producing capital gains and from which substantially all of the taxpayer’s expected return is attributable to the time value of the taxpayer’s net investment.  If an investment in the Notes were treated as a conversion transaction, the gain from the sale, exchange or settlement of the Notes would be treated as ordinary income to the extent of the “applicable imputed income amount.”  The “applicable imputed income amount” is an amount equal to the amount of interest that would have accrued on the taxpayer’s net investment in the conversion transaction (i.e., the amount paid by the U.S. Holder to acquire the Notes) for the period ending on the date of sale, exchange or settlement at maturity at a rate equal to 120 percent of the applicable federal rate.  U.S. Holders should consult their tax advisers regarding the possible application of Section 1258 of the Code to the Notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Notes, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the Notes would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.  Because the Notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments rather than as an open transaction, is higher than with other non-principal protected commodity-linked securities.

Even if the Contingent Debt Regulations do not apply to the Notes, other alternative federal income tax treatments of the Notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Notes. It is possible, for example, that a Note could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis. Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange or other disposition of the Notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or
• a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

•    a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or
• a holder for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes.

Tax Treatment upon Sale, Exchange or Settlement of a Note

Assuming the treatment of the Notes as set forth above is respected, a Non-U.S. Holder of the Notes will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

• the certification requirement described below has been satisfied with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding a Note on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes.  Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the Notes should be subject to U.S. withholding tax.  It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the Notes, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the Notes to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above). However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the Notes to Non-U.S. Holders and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Notes at maturity as well as in connection with the proceeds from a sale, exchange or other disposition of the Notes.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a Note” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability.